Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION
(FORMERLY FIRST COBALT CORP.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		March 31, 2022		December 31, 2021
ASSETS				
Current Assets				
Cash and cash equivalents	$	51,896	$	58,626
Marketable securities (Note 6)		2,072		1,768
Restricted Deposits		821		-
Prepaid expenses and deposits		441		584
Receivables		1,348		957
		56,578		61,935
Non-Current Assets				
Exploration and evaluation assets (Note 5)		87,661		87,661
Property, plant and equipment (Note 4)		17,142		10,446
Capital long-term prepayments (Note 4)		8,939		6,631
Long-term restricted cash		938		938
Total Assets	$	171,258	$	167,611
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities (Note 7)	$	6,039	$	4,708
		6,039		4,708
Non-Current Liabilities				
Long-term government loan payable (Note 9)		2,639		745
Government grant (Note 9)		912		264
Long-term convertible notes payable (Note 10)		22,631		22,541
Financial derivative liability - convertible notes (Note 10)		33,303		37,715
Asset retirement obligations (Note 8)		1,572		1,674
Total Liabilities	$	67,096	$	67,647
Shareholders' Equity				
Common shares (Note 11)		277,655		276,215
Reserve (Note 12)		16,982		16,554
Accumulated other comprehensive income		525		525
Deficit		(191,000)		(193,330)
Total Shareholders' Equity	$	104,162	$	99,964
Total Liabilities and Shareholders' Equity	$	171,258	$	167,611

Commitments (Note 16)

Subsequent events (Note 19)

Approved on behalf of the Board of Directors and authorized for issue on May 26, 2022

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical refinery (the “Refinery”) and exploring and developing its mineral properties. On September 2, 2021, the Company completed a Refinery construction financing package comprising convertible notes and an offering of common shares for total gross proceeds of US$45 million. With the completion of this financing, a full restart decision was made, and the project entered the full development phase.

With the completion of financing activities in 2021 and committed government funding, the Company currently has substantially all the liquidity required to cover the estimated Refinery project construction capital costs to reach commissioning. To achieve further Company initiatives such as advancing its battery recycling strategy, completing exploration drilling at Iron Creek, and providing an additional working capital buffer as the refinery enters its operating phase, additional funding will be required. The Company may elect to utilize its existing at-the-market equity program (the “2022 ATM Program”) to raise funds for these purposes. There can be no assurances that the Company will be successful in obtaining other sources of funding; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

2.	Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the accounting standard disclosed in Note 2 below. On May 26, 2022, the Board of Directors authorized these financial statements for issuance.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use. Capitalized borrowing costs are recorded as financing activities in the consolidated statement of cash flows.

Comparative Information

All amounts on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

Property, Plant and Equipment

An amendment has been issued to IAS 16 – Property, Plant and Equipment, effective January 1, 2022, such that revenue earned prior to the time at which an asset has reached its intended use will be recognized as revenue, and not a reduction to the cost of property, plant and equipment. Any revenue earned prior to the Refinery achieving commercial production (the point at which it would be available for its intended use) will be recognized as revenue. There is no impact on previous reporting periods relating to this amendment.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

As at March 31, 2022, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s consolidated financial statements.

4.	Property, Plant and Equipment and Capital Long-Term Prepayments

The majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $17,142 (December 31, 2021 - $10,446), all of which is pledged as security for the Convertible Notes issued on September 2, 2021 (Note 10).

Capitalized development costs for the three months ended March 31, 2022 totaled $4,944 (December 31, 2021 - $2,789) and capitalized borrowing costs were $1,855 (December 31, 2021 - $2,218).

No depreciation has been recorded for the Refinery in the current quarter (December 31, 2021 - $nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Capital long-term prepayments relate to payments for long term capital contracts made for Refinery equipment that have not yet been received by the Company as of March 31, 2022, all of which are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 10). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

5.	Exploration and Evaluation Assets

No exploration and evaluation assets were capitalized in the three months ended March 31, 2022. In the second quarter of 2021, the Company acquired the West Fork property directly west of the Iron Creek property. To acquire these mineral claims, the Company paid consideration of $50 in cash and 225,000 common shares (valued at $69). The Company also signed an earn-in arrangement that will allow it to ultimately control the Redcastle property to the east of Iron Creek if it elects to meet certain future conditions. To execute this arrangement, the Company paid $61 in cash and 200,000 common shares (valued at $61).

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 10). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

6.	Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via Kerr Assets sale on February 26, 2021. The total value of marketable securities at March 31, 2022 was $2,072 (December 31, 2021 - $1,768). These shares were marked-to-market at March 31, 2022 resulting in a gain of $458 being recorded during the three months ended March 31, 2022 (March 31, 2021 – loss of $144).

7.	Accounts Payable and Accrued Liabilities

	March 31, 2022	December 31, 2021
Accounts Payable and Accrued Liabilities	$5,555	$3,544
Accrued Interest	484	1,164

	$6,039	$4,708

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accounts payable and accrued liabilities are amounts totalling $90 (December 31, 2021 - $786) due to related parties (Note 18) related to compensation. The accrued interest relates to interest owing on the Convertible Notes, which is paid semi-annually in February and August each year.

8.	Asset Retirement Obligations

	March 31, 2022	December 31, 2021
Refinery	$1,234	$1,336
Ontario Mineral Properties	338	338

Long-term Asset Retirement Obligations	$1,572	$1,674

As at March 31, 2022, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Ontario Mineral Properties liability relates to the Keeley-Frontier patents, of which the Company owns a 50% stake. There has been no activity in relation to these properties in 2022.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The full estimated closure cost in the new closure plan incorporated a number of new disturbances that have yet to take place, such as a new solvent extraction building, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at March  31, 2022. Based on the new closure plan and the infrastructure and disturbances that existed at March 31, 2022, the Company updated its estimate of the present value of reclamation activities for the Refinery. The following assumptions were used to calculate the asset retirement obligation:

•	Undiscounted cash flows of $1,281
•	Closure activities date of 2035
•	Nominal discount rate of 2.43%
•	Long-term inflation rate of 2.1%

During the three months ended March 31, 2022, the asset retirement obligation was decreased by $102 due to a revised estimate of closure costs for the Refinery and changes in estimates of discounted cash flows. The continuity of the asset retirement obligation at March 31, 2022 and December 31, 2021 is as follows:

Total ARO
Balance at January 1, 2021	$1,264
Change in estimate of discounted cash flows	410
Balance at December 31, 2021	1,674
Revised estimate and change in estimate of discounted cash flows	(102)
Balance at March 31, 2022	$1,572

9.	Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on March 1, 2024. In November 2021, the Company received an initial $1,000 from FedNor. The Company received a further $1,579 on February 18, 2022, and $938 on March 9, 2022. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

As of March 31, 2022, the Company has recorded a balance of $2,639 (December 31, 2021 - $745) to Long-Term Government Loan Payable and $912 (December 31, 2021 - $264) to Government Grant. There were no transaction costs incurred in setting up the contribution agreement.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred. No NOHFC funding was received during the three months ended March 31, 2022 ($nil – December 31, 2021).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

10.	Convertible Note Arrangement

The Company closed a Convertible Note Arrangement (the “Notes”) on September 2, 2021 for gross proceeds of US$37,500 for Tranche #1. As the Notes include a conversion feature and other embedded derivates, its value was split between Financial Derivative Liability measured initially and subsequently at fair value through profit loss and Long-term Convertible Notes payable measured at fair value less transaction cost and subsequently at amortized cost.

The Notes bear interest at a fixed rate of 6.95%, with coupon payments due in February and August each year in cash. The maturity date is December 1, 2026 and all principal, if not converted, is due upon maturity.

The Notes were convertible into common shares of Electra, at the option of the Noteholders, at an initial Conversion Rate of 4,058.24 common shares per US$1 principal amount of Notes. As a result of the 18:1 share consolidation that took effect that occurred subsequent to period-end (Note 19), the new Conversion Rate is 225.46 per US$1 principal amount of Notes.

After the third anniversary of the issue of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Company’s common shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 day trading period.

Converting Noteholders will be entitled to an interest make-whole payment, equal to two years of coupon payment or the remaining coupon payment until maturity, whichever is less. In the event of a fundamental change, namely a change of control, the conversion rate may be adjusted, in line with a prescribed table in the Note Indenture.

The Notes are secured by a first priority security interest (subject to permitted liens) in substantially all of the Company’s assets. Security against the Company’s Iron Creek Project in Idaho will be released upon achieving certain Refinery commissioning thresholds. The Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$7,500 under the terms of the Notes, which can be satisfied with a future working capital facility.

The total value recorded to the host debt portion of Tranche #1 at inception was $23,488. Transaction costs of $1,473 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $22,015 on the September 2, 2021 initial recognition date. Transaction costs allocated to the derivative liability and expensed were $1,493. The total transaction costs were $2,966.

Holders of the Notes also had the option to require the Company to issue to the Noteholders an aggregate additional US$7,500 principal amount of Notes, issued at par and on the same terms as noted above, prior to October 22, 2021. The Noteholders exercised this option in full, and US$7,500 of additional Notes were issued on October 22, 2021 as Tranche #2. The total value recorded to the host debt portion at inception was $2,306. Transaction costs of $110 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $2,196. Transaction costs allocated to the derivative liability and expensed were $333. The total transaction costs were $443.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

During the three months ended March 31, 2022, US$500 (December 31, 2021 - US$5,500) of principal value of notes were converted by noteholders which resulted in the Company issuing a total of 2,029,120 (December 31, 2021 - 22,320,320) common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$89 (December 31, 2021 – US$756). There were no significant transaction costs incurred in relation to the conversions. During the three months ended March 31, 2022, the Company had also made an interest payment of $1,577 (December 31, 2021 - $nil).

The following table sets out the details of the Company’s long-term debt relating to the host debt portion of the Notes as of March 31, 2021.

	March 31,	December 31,
	2022	2021
Convertible notes payable – beginning of year	$22,541	$-
Tranche #1 issuance	-	22,015
Tranche #2 issuance	-	2,196
Effective interest	1,921	2,308
Foreign exchange (gain)/loss	538	269
Interest payment	(1,569)	-
Portion derecognized due to conversions	(316)	(3,083)
Convertible notes payable – end of period	$23,115	$23,705
Less: current portion recorded as accrued interest	(484)	(1,164)
Non-current portion	$22,631	$22,541

The effective interest associated with the convertible notes payable is capitalized to the associated Refinery assets. The foreign exchange movement is recorded as a gain or loss in the Statement of (Income) Loss and Other Comprehensive (Income) Loss.

The Convertible Note Arrangement contains certain features that are embedded derivatives that are separated from the host debt contract relating to the noteholders option to convert principal into common shares, the Company’s option to force a mandatory conversion and the interest make-whole payment.

For the three months ended March 31, 2022, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

•	The conversion rate, interest rate, and make-whole interest requirements, and maturity date terms from the Convertible Note Indenture as outlined above;
•	Risk free rates of 2.6% at March 31, 2022 period end date based on US dollar zero curve;
•	Equity volatility of 56% at March 31, 2022 based on an assessment of the Company’s historical volatility and the estimated maximum a third party investor would be willing to pay for;
•	An Electra share price of $0.295 at March 31, 2022 reflecting the quoted market prices; and
•	An estimated credit spread of 26.1% at March 31, 2022

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the Notes as of March 31, 2022

Financial Derivative Liability – January 1, 2022	$37,715
Loss (Gain) on fair value derivative revaluation	(3,980)
Portion derecognized due to conversion	(432)
Financial Derivative Liability – end of period	$33,303

11.	Shareholder’s Equity

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at March 31, 2021, the Company had 562,324,189 (December 31, 2021: 557,547,436) common shares outstanding.

(b)	Issued Share Capital

During the three months ended March 31, 2022, the Company issued common shares as follows:

•	83,333 common shares resulting from the exercise of options, deferred share units and restricted share units. The total proceeds from the option exercises were $nil at an exercise price at $0.145.

•	2,664,300 common shares at an average price of $0.30 per share for gross proceeds of approximately $790 under its ATM Program. The transaction costs associated with these issuances were $20, which reflect commissions paid to CIBC Capital Markets.

•	US$500 of convertible notes were converted by noteholders which resulted in the Company issuing a total of 2,029,120 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$89. There were no significant transaction costs incurred in relation to the conversions.

12.	Share based payments

The Company adopted a new long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over a three-year period. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18-24 month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 24-36 month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The maximum number of shares that may be reserved for issuance under the Plan is limited to 42,000,000 shares.

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

During the three months ended March 31, 2022:

•	The Company granted 4,000,935 stock options to new employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price of $0.30 per share. The fair value of the options at the date of the grant was $529 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 1.24% per year, an expected life of 2.5 years, an expected volatility in the range of 69.89%, an expected forfeiture rate of 0%, no expected dividends and a share price of $0.305.

•	250,000 options with an exercise price of $0.35 had been cancelled.

•	1,500,000 options with an exercise price of $0.66 had expired.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Incentive share options outstanding and exercisable (vested) at March 31, 2022 are summarized as follows:

During the three months ended March 31, 2022, the Company has expensed $94 (March 31, 2022 - $69) for options valued at share prices in the range of $0.14 to $0.41, as shared-based payment expense.

(b)	DSUs, RSUs and PSUs

Restricted Share Units

The Company’s RSU plan transactions during three months ended March 31, 2022 and 2021 were as follows:

Number of Units	2022	2021
Balance - January 1	1,146,791	1,300,000
Granted	205,000	148,456
Exercised	(83,333)	-
Balance, March 31	1,268,458	1,448,456

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Performance Share Units

The Company’s PSU plan transactions during the three months ended March 31, 2022 and 2021:

Number of Units	2022	2021
Balance, January 1	1,575,000	-
Granted	325,000	-
Balance, March 31	1,900,000	-

Deferred Shares Units

The Company’s DSU plan transactions during three months ended March 31, 2022 and 2021 were as follows:

Number of Units	2022	2021
Balance, January 1	3,173,949	3,120,505
Granted	639,959	30,864
Balance, December 31	3,813,908	3,151,369

During the three months ended March 31, 2022, the Company has expensed $6 (March 31, 2021 - $13) for DSUs, $115 (March 31, 2021 - $nil) for PSUs, and $36 (March 31, 2021 - $26) for RSUs as shared-based payment expense.

13.	Other Non-Operating (Income) Expense

The Company’s Other Non-Operating (Income) Expense comprises the following for the three months ended March 31, 2022 and March 31, 2021:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

14.	(Income) Loss Per Share

Basic and diluted earnings per share for the current and comparative period have been adjusted to reflect the share consolidation that occurred subsequent to period-end (Note 19). The following table sets forth the computation of basic and diluted loss per share for the three months ended March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Numerator
Net (Income) loss for the period – basic	$(2,330)	$2,510
Net (Income) loss for the period – diluted	$1,649	$2,510

Denominator
Basic – weighted average number of shares outstanding	31,032,166	25,238,459
Effect of dilutive securities	8,792,853	-
Diluted – adjusted weighted average number of shares outstanding	39,825,019	25,238,459

(Income) Loss Per Share – Basic	$(0.08)	$0.10
Loss Per Share – Diluted	$0.04	$0.10

The basic (income) loss per share is computed by dividing the net (income) loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents such as the conversion of convertible debt on the net (income) loss for the period and the weighted average number of common shares outstanding during the period.

Share purchase warrants, stock options, DSUs, PSUs, and RSUs were excluded from the calculation of diluted weighted average number of common shares outstanding during the three months ended March 31, 2022 and 2021 as these equity instruments were anti-dilutive since the Company was in a loss position after the diluted effect from the convertible notes.

15.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		March 31, 2022
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and Cash Equivalents	$-	$51,896	$-	$-	$-	$51,896
Restricted cash	-	938	-	-	-	938
Restricted deposits	-	821	-	-	-	821
Receivables	-	1,332	-	-	-	1,332
Marketable securities	2,072	-	2,072	-	-	2,072

	$2,072	$54,987	$2,072	$-	$-	$57,059
Liabilities:
Accounts payable and accrued liabilities	$-	$6,039	$-	$-	$-	$6,039
Long-term Government Loan payable	-	2,639	-	-	-	2,639
Long-term convertible notes payable	-	22,631	-	-	-	45,147
Financial Derivative Liability	33,303	-	-	-	33,303	33,303

	$33,303	$31,309	$-	$-	$33,303	$87,128

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Financial Derivative Liability

The fair value of the embedded derivative (Note 10) as at March 31, 2022 was $33,303 and is accounted for at FVTPL. The valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, a financial derivative liability (i.e., the conversion option) and a debt component, each with different risk. These two aforementioned risks result in a pair of coupled partial differential equations and are solved simultaneously to calculate the value of the debt and financial derivative liability components of the convertible bond. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the embedded derivative (Note 10) has been estimated as at March 31, 2022 based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 56%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,760 or a decrease of $1,897 to the fair value of the embedded derivative. The Company used a credit spread of 26.1%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $1,224 or a decrease of $1,487 to the fair value of embedded derivative (Note 10).

C) Long-term convertible notes

The fair value of the long-term convertible notes payable has been estimated at March 31, 2022 as $45,147. The Company utilized the discounted cash flow valuation method, and an interest rate of 9%.

16.	Commitments

As at March 31, 2022, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of March 31, 2022:

	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$26,773	$-	$-	$-	$-	$26,773
Convertible notes payments	1,582	3,430	3,440	3,430	53,257	65,139
Government loan payments	-	-	740	740	2,071	3,551

Total	$28,355	$3,430	$4,180	$4,170	$55,328	$95,463

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

17.	Segmented Information

The Company’s exploration and evaluation activities are located in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business as a discrete business unit, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

18.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)	Key Management Personnel Compensation

During the three months ended March 31, 2022 and 2021, the Company paid and/or accrued the following fees to management personnel and directors:

	March 31, 2022	March 31, 2021
Management	$310	$319
Directors	62	48

	$372	$367

During the three months ended March 31, 2022, the Company had share-based payments made to management and directors of $256 (March 31, 2021 - $65).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

(b)	Due to Related Parties

As at March 31, 2022 and December 31, 2021, the Company had the following amounts due to related parties:

	March 31, 2022	December 31, 2021
Accounts payable and accrued liabilities	$90	$786

	$90	$786

As at March 31, 2022, the accrued liabilities balance for related parties was $90 (December 31, 2021 - $786), which relates mainly to quarter-end compensation accruals.

19.	Subsequent Events

Subsequent to March 31, 2022:

(a)	On April 5, 2022, the Company announced a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares issued and outstanding on the effective date of the consolidation. The share consolidation completed on April 13, 2022, after approval by the TSX Venture Exchange, and resulted in the number of issued and outstanding common shares being reduced from approximately 562 million to approximately 31 million, on a non-diluted basis. On April 13, 2022, the exercise price and number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities for the holders of such instruments. EPS have been retrospectively updated to reflect the share consolidation (Note 14).

(b)	For the period from April 1, 2022 to May 26, 2022, the Company received conversion notices for US$3,000 of principal for its outstanding convertible notes. In line with the conversion terms in the Note Indenture, a total of 676,376 post-consolidation commons shares were issued and cash make-whole interest payments of US$416 were made.

(c)	On April 27, 2022, the Company commenced trading common shares on the Nasdaq Capital Market (“Nasdaq”) under the ticket symbol “ELBM”. The Company’s common shares will continue to trade on the TSX Venture Exchange under the symbol “ELBM”.

(d)	On May 17, 2022, the Company announced it updated its at-the-market equity program (the “ATM Program”) to issue up to C$20,000 (or its equivalent in US$) of common shares (“Common Shares”) in the United States and Canada from time to time, at the Company’s discretion. The update is to permit sales of Common Shares under the ATM Program into the United States following Electra’s listing on the Nasdaq Capital Market (“Nasdaq”) on April 27, 2022.